Exhibit 2.        Management's Discussion and Analysis

                           Belzberg Technologies Inc.
                      Management's Discussion and Analysis

                     Third Quarter Ending September 30, 2001
--------------------------------------------------------------------------------


General

Belzberg Technologies Inc. is a leading provider of trade execution, order management, and routing software for the financial industry. The Company's customers include broker-dealers and their customers, who use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, Electronic Communications Networks (ECNs), or Nasdaq market-maker trade management systems. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, and with great reliability and security.

Major financial institutions, broker-dealers, buy-side institutions, banks, and others use all, or a subset, of Belzberg trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management, as demanded by each situation.


Overview

Revenue By Quarter
               --------------------- -------------------
                   4th Qtr 1999         $ 1,608,000
               --------------------- -------------------
                   1st Qtr 2000         $ 2,444,000
               --------------------- -------------------
                   2nd Qtr 2000         $ 2,592,000
               --------------------- -------------------
                   3rd Qtr 2000         $ 2,936,000
               --------------------- -------------------
                   4th Qtr 2000         $ 3,980,000
               --------------------- -------------------
                   1st Qtr 2001         $ 4,550,000  *
               --------------------- -------------------
                   2nd Qtr 2001         $ 6,444,000  *
               --------------------- -------------------
                   3rd Qtr 2001         $ 6,332,000  *
               --------------------- -------------------

               * restated to remove the effects of discontinued operations

Revenues of $6.3 million for third quarter 2001 represent an increase of 115.7% over third quarter 2000. This increase is in spite of the revenue loss of our New York office's being closed for a week due to the terrorist attack of September 11, 2001. Revenues of $17.3 million for nine months in 2001 represent an increase of 117.3% over the first nine months of 2000.

Loss for the third quarter from continuing operations was $887,000 as compared to a loss of $150,000 in the third quarter of 2000

Loss before interest, taxes, amortization, and discontinued operations of $ $337,000 for the third quarter ended September 30th, 2001 compares to income of $165,000 for the third quarter of 2000.

Year to date income before interest, taxes, amortization, and discontinued operations of $11,000 for the nine months ended September 30th, 2001 compares to income of $367,000 for the first nine months of 2000.

In the third quarter, the Company discontinued its eContracts division to concentrate on its core businesses. Losses from this division and the write-off goodwill and other costs resulted in a loss from this discontinued operation of $662,000 in the third quarter, and $1,193,000 for the year to date.

Belzberg Technologies
Management's Discussion and Analysis

Page 2
--------------------------------------------------------------------------------


Revenues by Country and Segment ('000's)

                                                      For the periods ended September 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     Nine Months
-----------------------------------------------------------------------------------------------------------------------------------

                                           2 0 0 1                                                 2 0 0 0

                    Subscription Transaction  Commissions                  Subscription Transaction
                        Fee          Fee           &                           Fee          Fee
     ($000s)          Revenue       Revenue      Other         Total         Revenue       Revenue       Other          Total
------------------- ------------ ------------ ------------ --------------- ------------ ------------ -------------- ---------------

Canada                    4,585          824          825           6,234        2,302          339          1,681           4,322

USA                       3,012        5,303        2,777          11,092        2,033        1,464            153           3,650
------------------- ------------ ------------ ------------ --------------- ------------ ------------ -------------- ---------------

Totals                    7,597        6,127        3,602          17,326        4,335        1,803          1,834           7,972
------------------- ------------ ------------ ------------ --------------- ------------ ------------ -------------- ---------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Third Quarter
-----------------------------------------------------------------------------------------------------------------------------------

                                           2 0 0 1                                                 2 0 0 0

                    Subscription Transaction  Commissions                  Subscription Transaction
                        Fee          Fee           &                           Fee          Fee
     ($000s)          Revenue       Revenue      Other         Total         Revenue       Revenue       Other          Total
------------------- ------------ ------------ ------------ --------------- ------------ ------------ -------------- ---------------

Canada                    1,555          359          252           2,166          995          104            427           1,526
USA                       1,006        1,915        1,245           4,166          866          521             22           1,409
------------------- ------------ ------------ ------------ --------------- ------------ ------------ -------------- ---------------

Totals                    2,561        2,274        1,497           6,332        1,861          625            449           2,935
------------------- ------------ ------------ ------------ --------------- ------------ ------------ -------------- ---------------


Gross revenue continues to increase from both US and Canadian operations. US revenues, as illustrated above, are increasing at a much more substantial rate than Canadian revenues.

Belzberg Technologies
Management's Discussion and Analysis

Page 3
--------------------------------------------------------------------------------

Gross Profit ('000's)

                                        For the periods ended September 30,
--------------------------------------------------------------------------------------------------------

                                        Nine Months                               Third Quarter
-------------------------  -------------------------------------    ------------------------------------

                                 2001                2000                  2001               2000
                                 ----                ----                  ----               ----
-------------------------  -----------------   -----------------    -----------------   -----------------

Revenue                    $          17,326   $           7,972    $           6,332   $           2,935
-------------------------  -----------------   -----------------    -----------------   -----------------

Cost of Revenue            $           6,816   $           2,646    $           2,803   $             966
-------------------------  -----------------   -----------------    -----------------   -----------------

Gross Profit               $          10,509   $           5,327    $           3,529   $           1,969
-------------------------  -----------------   -----------------    -----------------   -----------------

Gross Profit%                           60.6%               66.8%                55.7%               67.0%
-------------------------  -----------------   -----------------    -----------------   -----------------

The drop in gross profit percentage is attributed to an increase in voice and data communication lines expense that resulted from the company's efforts to improve its seamless network. Gross margins are expected to return to more normal levels in subsequent quarters.


Capital Assets and Amortization

Capital asset acquisitions were $921,000 for third quarter 2001, most of which represents construction of new offices in Toronto, and the balance for computer network improvements. Amortization of these assets is on a three-year, straight-line basis, except for leasehold improvements, which has a 10-year amortization. The increase in amortization expense from $259,000 in third quarter 2000, to $447,000 in third quarter 2001 is a reflection of increased capital asset expenditures in the last quarter of 2000 and the first three quarters of 2001.


Capital Leasing and Interest on Obligations Under Capital Lease

Interest on capital leases in third quarter 2001 was $94,000 as compared to $57,000 in the same period in 2000. Capital assets of $767,000 were acquired under capital lease during the first nine months of 2001.

The term of these lease obligations closely parallels the amortization policy on these assets, thereby matching the payment for these assets against their use.

Income Before Interest, Taxes, Amortization & Discontinued Operations:

                                                             For the quarters ended                      Year To Date
                                                                 September 30,
----------------------------------------------------- ------------------------------------- ---------------------------------------

                                                            2001               2000                2001                 2000
                                                            ----               ----                ----                 ----
---------------------------------------------------  ------------------  ------------------  ------------------  ------------------

Net (Loss) From Continuing Operations                $         (887,218) $         (150,167) $       (1,695,407) $         (366,843)
---------------------------------------------------  ------------------  ------------------  ------------------  ------------------

Interest expense - net                               $           34,043  $           56,901  $          108,059  $          220,873
---------------------------------------------------  ------------------  ------------------  ------------------  ------------------

Taxes                                                $            9,378                --    $           58,459                --
---------------------------------------------------  ------------------  ------------------  ------------------  ------------------

Amortization                                         $          446,916  $          258,516  $        1,289,813  $          512,646
---------------------------------------------------  ------------------  ------------------  ------------------  ------------------

Income/ (Loss) Before Interest, Taxes,
Amortization & Discontinued Operations               $         (396,881) $          165,250  $         (239,076) $          366,676
---------------------------------------------------  ------------------  ------------------  ------------------  ------------------

Belzberg Technologies
Management's Discussion and Analysis

Page 4
--------------------------------------------------------------------------------


Liquidity and Capital Resources

At September 30, 2001, the Company's cash and short-term investments amounted to $7 million, up from $5.7 million at December 31, 2000. This strengthening in cash arose from a private placement of 333,334 shares from Treasury generating net proceeds of $4.7 million.

The Company"s debt consists of capital lease obligations, and a credit facility arranged to finance leasehold improvements.


Improvement in Shareholders' Equity

Shareholders' equity as at September 30, 2001 is $11.8 million compared to $10.7 million at December 31, 2000.

In 2001, the Company issued 6,600 shares upon the exercise of share options by employees and directors for proceeds of $25,000. The Company also made the final issuance of 21,500 shares related to the acquisition of eContracts in the 3rd quarter.

Under its Normal Course Issuer Bid, the Company purchased 40,800 of its own shares on the Toronto Stock Exchange at a cost of $475,000 in the 1st quarter, 1,100 of its own shares at a cost of $7,733 in the 2nd quarter, and 41,300 of its own shares at a cost of $304,000 in the 3rd quarter.


Stock Based Compensation

The Company has a policy of granting stock options to management and employees. Stock options are issued at the fair market value or greater at the date of their issuance. The granting, vesting, and expiry of options are governed by the Company's stock option plan. As at September 30, 2001, the Company had 5,083,450 options outstanding to all parties with exercise prices ranging from $3.00 to $18.00 per share. 3,756,400 of those options were vested. This compares to 3,889,500 options outstanding at December 31, 2000 of which 3,130,500 were vested.